EXHIBIT D-2A


STATE OF MAINE                                    Docket No. 97-930
PUBLIC UTILITIES COMMISSION
                                                  July 6, 1998

CENTRAL MAINE POWER COMPANY                       ORDER
Request for Approval of Affiliated Interest
Transaction and Reorganization and Transfer of Assets (Phase II)

                    WELCH, Chairman; and NUGENT Commissioner

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I.   SUMMARY

     In this Order we approve the creation of MainePower. MainePower will be a subsidiary of CMP HoldCo and an energy marketing affiliate of Central Maine Power Company (CMP or the Company). We also approve, as to form, certain contracts between CMP, MainePower and the holding company.

II.  BACKGROUND

     On December 8, 1998, CMP filed its application for approval of a reorganization of the Company into a holding company structure and other related approvals. On January 26, 1998, the Hearing Examiner issued a procedural order establishing separate proceedings for certain of the approvals. Approvals relating to establishing an energy marketing affiliate would be considered in a Phase II proceeding following a Commission decision on other aspects of the reorganization. Approvals related to the provision of natural gas were removed to a separate docket. The following entities were made parties to these proceedings: Bangor Gas, Bangor- Hydro Electric Company, Coalition for Sensible Energy, Enron, Industrial Energy Consumer Group (IECG), Independent Energy Producers of Maine (IEPM), Maritimes and Northeast Pipeline, Maine Oil Dealers Association, Northern Utilities and the Public Advocate (OPA).

     The   Commission   issued  its  Order  on  May  1,  1998,   approving   the
reorganization, except for the energy market affiliate. The formation of a natural gas affiliate was also approved on May 1, 1998, in Docket No. 98-077.
Central Maine Power Company, Application for Approval of Reorganization, Affiliated Interest Transaction and Sale in Connection with Gas Ventures.

     By Procedural Order issued on April 1, 1998, the Hearing Examiner established a schedule for processing Phase II issues. Parties filed comments on Phase II issues on May 1, 1998. A technical conference was held on May 11 to allow the parties and the Advisors to ask CMP questions about its requests. The only active parties to Phase II have been CMP, OPA, IEPM, and IECG. All further references to the parties in this Order are to these active parties.

     Following the technical conference, at least two issues appeared to be unresolved. These included:

     1. whether the CMP's competitive energy marketing affiliate can use the name MainePower, and, if it does so, must it pay royalties to CMP; and

     2. whether the energy marketing affiliate can provide certain services to CMP prior to March 2000 without violating the standards of conduct contained in 35-A M.R.S.A. Section 3205.

     The parties and Advisors conducted additional discovery. On June 1, 1998, the parties filed a stipulation addressing all issues except the naming issue. Parties filed simultaneous briefs on the naming issue on June 3. Another technical conference was held on June 11 where the Advisors again raised concerns about the potential for violating the standards of conduct by sharing information between CMP and its marketing affiliate under both the support services and management services agreements. CMP agreed to discuss with other parties possible additional conditions to address these concerns.

     On June 18, 1998, CMP filed a list of additional conditions agreed to by CMP, the OPA and IEPM.

III. REQUESTS TO BE CONSIDERED IN PHASE II

     The Commission is considering the following five requests of CMP in Phase II of this docket:

     1. Approval of the creation of a new energy marketing affiliate of CMP which will be a wholly-owned corporate subsidiary of the holding company;

     2. Approval of a management services agreement between the energy marketing affiliate and CMP under which the energy marketing affiliate would manage CMP's energy portfolio until the commencement of retail access in March 2000 (Attachment A to CMP's May 1 filing);

     3. Approval of the energy marketing affiliate's using the name MainePower without paying royalties to CMP;

     4. Approval of the form support services agreements to be used by CMP and the energy marketing affiliate and CMP and the other entities in the holding company (excluding Maine Natural Gas) (Attachments B-1 and B-2 to CMP's May 1 filing);

     5. Approval of a form audit services agreement under which the holding company would provide audit services to entities in the holding company group. Three current CMP employees will be transferred to the holding company for this purpose (Attachment C of CMP's May 1 filing).

     The proposed energy marketing affiliate will become an "affiliated competitive provider" as defined in 35-A M.R.S.A. Section 3205(1)(A) upon the commencement of retail access in March 2000. CMP proposes that employees currently providing supply planning and procurement functions be transferred to the energy marketing affiliate as part of this reorganization (approximately 13 employees). CMP further proposes that until March 2000, this energy portfolio management group will manage CMP's power supply portfolio to serve CMP's franchise customers. This group will also continue to pursue various business activities in preparation for retail competition in both Maine and in other states. Employees who perform retail sales and marketing functions in CMP's current Energy Services business unit will also become employees of the energy marketing affiliate after the reorganization (approximately 41 employees). These employees will not perform work for CMP either prior to or after March 2000. CMP also proposed transferred its Purchase Power Administrative Department to the energy marketing affiliate with CMP continuing to use those employees to manage QF contracts that remain with CMP (9 employees).

IV.  STANDARD OF REVIEW

     The Commission must find that this reorganization is consistent with the interests of CMP's ratepayers and investors. 35-A M.R.S.A. Section 708(2)(A). In granting its approval the Commission may impose terms, conditions or requirements it determines are necessary to protect the interests of ratepayers. These may include conditions to ensure: reasonable access to books and records; the continued ability of the Commission to regulate transactions between affiliated interests; the utility's continued ability to provide safe, reasonable, and adequate service; the utility's credit is not impaired or adversely affected; and reasonable limits on total level of investment in nonutility businesses. 35-A M.R.S.A. Section 708(2)(A)(1-9)

     To grant approval of the contracts and arrangements proposed by CMP, the Commission must find that they are not adverse to the public interest. The Commission may impose terms and conditions necessary to safeguard the public interest. 35-A M.R.S.A. Section 707(3). Specifically with regard to CMP's energy marketing affiliate, the Commission must ensure compliance with the standards of conduct governing the conduct of CMP and its affiliated competitive provider as described in 35-A M.R.S.A. Section 3205(3) and Chapter 820's provisions applicable to affiliated interests./1/

----------
1 The Commission provisionally adopted Chapter 820 on February 18, 1998. The Legislature approved this major substantive rule, with certain amendments, by resolve enacted on March 30, 1998. Therefore, the rule will be effective following the Commission's adoption of it with the required amendments after June 30, 1998, the effective date of the resolve. However, CMP has agreed to abide by Chapter 820's provisions in the context of the requests at issue here.
----------

V.   DISCUSSION

     A.   Name of Energy Marketing Affiliate

     CMP has chosen the name "MainePower" for its energy marketing affiliate. It claims that "the name is intended to capture positive perceptions of the State of Maine by residents of other Northeastern states." CMP further claims that the name does not rely on established business reputation or good will of CMP. Its logo also is distinct from that of CMP. For these reasons, CMP argues that the Commission should require no royalty payments for the use of the MainePower name. Both IEPM and the Public Advocate oppose the use of the name MainePower.

     The OPA argues that the Legislature indicated its concern about marketing linkages between an energy marketing affiliate and its affiliated T&D company when it adopted 35-A M.R.S.A. Section 3205. The Public Advocate also cites 35-A M.R.S.A. Section 713 which requires the Commission to "attempt to ensure that the utility or affiliated interest does not have an undue advantage in any competitive market as a result of its regulated status or its affiliation with a regulated utility." Id. The OPA claims that given those limitations the Commission should be cautious in approving a name that is dangerously close to that of the ongoing regulated [utility] even absent hard evidence indicating a competitive advantage will actually accrue as a result." OPA argues that the names are so similar that absent some study or other contrary indication that the MainePower will not provide a competitive advantage to its marketing affiliate, that the name not be authorized. In the alternative, if the name is authorized, the OPA suggests the Commission open a separate proceeding to explore the market value of the name in order to compensate CMP for its use.

     IEPM argues that the Legislature adopted codes of conduct and restrictions in 35-A M.R.S.A. Section 3025(2) and (3) in lieu of totally banning a T&D marketing affiliate from marketing in its affiliate T&D company's service territory. The codes of conduct (which are also currently the subject of a Commission rulemaking in Docket No. 98-457) prohibit the T&D company from giving any preferences to its marketing affiliate customers; prohibit the T&D company from sharing customer information with its marketing affiliate without customer permission; prohibit joint advertising by a T&D company and its marketing affiliate; and prohibit the sharing of employees. The purpose of such codes is to deter the T&D company from leveraging its monopoly power into the competitive market, thereby deterring entry by potential competitors, or giving the affiliates an undue advantage over other competitors through the use of non-public information. According to IEPM, the use of the name MainePower is so close to that of Central Maine Power Company that it gives the appearance of joint marketing and gives the affiliate an undue advantage in southern Maine where the CMP name is well-known.

     Whether the name is used or not, IEPM claims payments for the use of the good will associated with CMP's reputation are warranted. IEPM suggests that one or two methods, both different from the presumption contained in Chapter 820, could be used to establish the good will value. One option is to require MainePower to pay CMP the difference between MainePower's advertising and marketing costs per customer and the costs incurred by its competitors from any customers served in the CMP service territory. The second option proposed by IEPM is to require MainePower to pay 50% of its profits to CMP as a revenue requirement offset.

     Both IEPM and OPA direct the Commission to certain confidential marketing studies and internal documents developed by CMP as evidence that MainePower will benefit from customers associating the MainePower name with the CMP name brand. In reviewing the documents, it is obvious that CMP had a number of business reasons for choosing the MainePower name including benefiting from the positive association with the State of Maine and use of "Power" to reflect the services the new company will provide. However, CMP was also aware of certain benefits associated with a name similar to CMP's.

     Based on the information provided, we do not find the name, in and of itself, to be so similar to CMP's to create a likelihood of confusion among customers or an undue advantage over other competitors. Nor do we find the name so similar to CMP's so that the affiliate will accrue good will benefits from CMP's reputation, thus triggering royalty payments under Chapter 820. We will monitor any marketing by the affiliate to ensure that it does not imply an affiliation with CMP. Such an implication would, in our view, trigger the royalty provision of Chapter 820; we would consider at that time what value to place on the transfer of good will, including whether we should adopt the method of valuing good will suggested by IEPM. Advertising or communications designed to create the impression of an association with CMP could also constitute illegal joint advertising and marketing pursuant to 35-A M.R.S.A. Section 3205(3)(J).

     We do not prohibit CMP from truthfully representing that MainePower is an affiliate of CMP. CMP has agreed to the following conditions to address its identification with MainePower:

          MainePower will not identify its affiliation with CMP in its marketing materials; however, nothing shall prohibit MainePower from disclosing its affiliation in response to questions from outside parties or in non-marketing contexts such as shareholder communications and regulatory filings, provided that in any oral or writing disclosure of its affiliation to a potential or actual retail customer in CMP's service territory in response to a question, MainePower shall also disclose that it is a separate company from CMP, that neither it nor its customers will receive preferential treatment from CMP and that the customer does not have to do business with MainePower in order to receive service from CMP.

We find this condition is reasonable except that MainePower should provide this additional information in oral as well as written disclosures about its affiliation. This change appears underlined in the above quoted language. Subject to these conditions and the other conditions described elsewhere in this Order, we will permit the marketing affiliate to use the MainePower name.

     B.   Relationship of CMP and its Energy Marketing Affiliate

     The Advisors raised concerns that for MainePower employees to perform energy supply services for CMP it will be necessary for CMP to share certain information with MainePower that it will not be permitted to share after retail competition begins, such as load forecasts and individual customer information. In response to these concerns, CMP has agreed to a number of conditions including:

     1. Non-public written information obtained by CMP solely by virtue of its role as a regulated entity ("CMP Information") communicated to the energy marketing and trading personnel of MainePower ("EMT") will be used by EMT solely to fulfill their obligation to CMP to manage its power supply needs until March 1, 2000.

     2. Within 30 days of the effective date of any order which includes these conditions, EMT will file a report with the Commission identifying all CMP information EMT has in its possession. No less frequently than once every 4 months thereafter, until March 1, 2000, EMT will file a report with the Commission identifying all CMP Information received since the last report.

     3. No later than April 1, 2000, EMT shall notify all NEPOOL Participants and marketing affiliates of a Maine utility, by letter, that they have the right to view all CMP Information previously provided to EMT and to obtain copies thereof upon payment of reasonable copying and handling costs. Any party, upon payment of such costs may obtain this information without regard to whether they were contacted by EMT under this paragraph.

     4. EMT will not disclose any CMP Information to non-EMT personnel of MainePower unless such information is also disclosed to nonaffiliated competitive providers.

     5. EMT offices will be physically separate from offices of non-EMT personnel of MainePower.

     6. CMP shall not request customer consent to disclose Customer Specific Information to non-EMT personnel of EnerMark without requesting consent to disclose such information to nonaffiliated marketers, and, should such consent be obtained, CMP will not disclose the information to MainePower without making reasonable arrangements simultaneously to disclose the information to such non-affiliated marketers.

     7. No employees of EMT will be transferred to any other division of MainePower before March 1, 2000.

     8. Unless specifically approved by the Commission after notice and an opportunity to be heard by interested parties no employees of CMP will transfer to EMT, nor will any employees of EMT transfer to CMP, until such time as the Commission issues rules implementing the Standards of Conduct, and any subsequent transfers will be in accordance with those rules.

CMP also agrees to retain the Purchase Power Administration personnel within the CMP organization and not transfer those personnel or functions to MainePower.

     These conditions should ensure that CMP and MainePower do not improperly share information to the disadvantage of other generation providers. We amend condition number 1 to limit the use of all non-public information, not just non-public written information.

     With these conditions we find that the creation of MainePower, and the functions it intends to perform for CMP until March 2000, will be consistent with both CMP's ratepayers and investors' interests. CMP's marketing affiliate can begin operation prior to March 2000, as will other competitive providers. The conditions proposed by CMP will ensure that MainePower receives no undue advantage over other competitors because its relationship with CMP. CMP's current customers will benefit from having experienced employees continue to manage CMP's supply portfolio. We address the provisions of the Management Services Agreement between CMP and MainePower in the following section.

     C.   Management Services Agreement Between CMP and MainePower

     In order for MainePower to undertake the power supply and resource acquisition activities described above, CMP requests approval of a form Management Services Agreement between CMP and Enermark (MainePower) (Attachment A to CMP's May 1 filing). The form agreement appears to be reasonable and comport with Chapter 820. We note, however, that CMP will compensate MainePower for the performance of these services at the market price for such services. To the extent market prices exceed CMP's embedded costs, CMP's ratepayers should pay no more than CMP's embedded cost for those services that would be performed within CMP if we did not permit those employees to be transferred to MainePower. CMP's ARP will generally protect ratepayers from any such excess costs. However, if earning sharing should occur, ratepayers could be at risk for any such excess costs. We will allow the agreement to go into effect as proposed. However, if CMP should request a rate increase due to earnings sharings, we will require a showing that CMP ratepayers are only reimbursing MainePower the lower of the market or CMP's embedded cost for such services associated with CMP's provision of regulated utility services until March 2000.

     D.   Support Services Agreements

     CMP asks the Commission to approve proposed Support Services Agreements between CMP and other entities in the holding company group (except with Maine Natural Gas). In our May 1 Phase I Order in this Docket, section V.8.(o), we found:

          Support Services. Except as otherwise provided herein, CMP may provide support services in the following areas to any unregulated competitive energy provider with which it is affiliated: accounting, payroll, tax, shareholder services, insurance, financial reporting, financial planning and analysis, human resources, regulatory and governmental affairs, legal, information systems, purchasing, audit, transportation and treasury. All such services will be provided in conformance with the provisions of Chapter 820, Utility Requirements for Non- Core Activities and Transactions between Affiliates, of the Commission's Rules and with the provisions of any final rule governing transactions with an affiliated competitive provider. CMP may not provide other support services to any unregulated competitive energy provider with which it is affiliated without express Commission approval.

          1. Support Services Agreement between CMP and affiliates other than MainePower.

     First, we address the form support services agreement (Attachment B-2 of CMP's May 1 filing) that will be used by CMP's affiliates other than MainePower.

     The affiliate will compensate CMP at market price for services of the type listed above in paragraph in section V.8.(o) of our May 1 Order. Under the Stipulation filed on June 1, 1998 (attached and incorporated into the Order as Attachment 1), OPA and CMP agreed that the form of this Support Services Agreement was reasonable. In the Stipulation, CMP agreed to incorporate any more specific cost allocation principles developed in any other dockets into the methodology described in Appendix A of the Agreement. Under provision 6 of the Stipulation, if CMP's Operations Support Division revenues exceed 25% of its costs, CMP must demonstrate why it should not establish a separate service company as a wholly owned subsidiary of the holding company to provide such services.

     We find that the form of the proposed agreement is not adverse to the public interest pursuant to 35-A M.R.S.A. Section 707(3) and is consistent with the provisions of Chapter 820. Therefore, the Support Services Agreement provided as Attachment B-2 to CMP's May 1, 1998 filing is approved for use by CMP and its affiliates.

          2.   Support Services Agreement between CMP and MainePower

     CMP also asks for approval of a form support services agreement between MainePower and CMP (Attachment B-1 to CMP's May 1 filing). Such approval was required in our May 1 Order in section V.8(o). The agreement is identical in form to the standard support services agreement we approved above for other affiliates. The Advisors raised a concern that providing certain services such as legal and governmental affairs could result in conflicts with the standards of conduct requirements. In particular, 35-A M.R.S.A. Section 3205(3)(G) prohibits the sharing of market information between the affiliated competitive provider and employees of the distribution company. Under 35-A M.R.S.A. Section 3205 (3)(C), T&D employees may not be "shared with" an affiliated competitive provider unless the Commission grants an exemption upon certain findings.

     To address those concerns, CMP has agreed to see the following conditions:

          1. Notwithstanding paragraph 8(o) of the May 1, 1998, Order in this matter, governmental affairs services shall be excluded from the support services which CMP is permitted to provide to MainePower.

          2. With respect to legal services provided by CMP to MainePower under its Support Services Agreement (other than services relating to MainePower's management of CMP's power supply needs prior to March 1, 2000), CMP shall designate a single lawyer from its staff who shall be primarily responsible for such services ("MainePower Staff Attorney"), and the MainePower Staff Attorney, as well as every other CMP staff lawyer, shall not disclose to MainePower personnel any CMP Information to which s/he may be privy, more particularly described as follows:

               a) the MainePower Staff Attorney shall not have access to CMP Information which is subject to the Standards of Conduct and rules promulgated thereunder;

               b) CMP staff lawyers shall not disclose to the MainePower Staff Attorney CMP Information which is subject to the Standards of Conduct and rules promulgated thereunder;

               c) CMP staff lawyers, exclusive of the MainePower Staff Attorney, shall not provide legal services to MainePower on matters which require the disclosure to MainePower of CMP Information which is subject to the Standards of Conduct and rules promulgated thereunder.

     These   conditions  will  address  the  actual  or  appearance  of  sharing information not permitted by the standards of conduct. We approve the proposed support services agreement with the understanding that CMP and MainePower will abide by the spirit as well as the letter of these conditions and the rules finally adopted pursuant to 35-A M.R.S.A. Section 3205(4).

               3. Audit Services Between HoldCo and Entities in Holding Company Group

     CMP requests a proposed audit services agreement under which the holding company will provide audit services to entities in the holding company group (Attachment C to CMP's May 1 filing). The three CMP employees who now perform this function will be transferred to the holding company. CMP and its affiliates will then contract with HoldCo for these services pursuant to the agreement. The agreement is modeled after the standard support service agreement we approved above. We approve it as consistent with the requirements of 35-A M.R.S.A.
Section 707(3) and Chapter 820.

     Accordingly, we

                                    O R D E R

     1. That the creation of a new energy marketing affiliate of CMP, which will become an affiliated competitive provider of CMP as defined in 35-A M.R.S.A. Section 3205, and be wholly owned by CMP Holding Company is approved, subject to the conditions described in the body of this Order;

     2.   That the Stipulation filed by OPA and CMP on June 1, 1998 is approved;

     3. That CMP's energy marketing affiliate may use the name MainePower subject to the conditions described in the body of the Order;

     4. That the form support services agreements, audit agreement, and management services agreement, which were attached to CMP's May 1, 1998 filing, are approved subject to the conditions contained in the body of this Order; and

     5. That CMP shall report to the Commission within 30 days of the date of this Order on the status of the reorganizations approved in this Order and the May 1 Order in this Docket.


               Dated at Augusta, Maine this 6th day of July, 1998.

                                     BY ORDER OF THE COMMISSION


                                     ---------------------------
                                     Dennis L. Keschl
                                     Administrative Director


COMMISSIONERS VOTING FOR:            Welch
                                     Nugent


                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. Section 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of adjudicatory proceedings are as follows:

     1.   Reconsideration  of the  Commission's  Order  may be  requested  under
          Section 6(N) of the Commission's Rules of Practice and Procedure (65-407 C.M.R.11) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which consideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. Section 1320(1)-(4) and the Maine Rules of Civil Procedure, Rule 73 et seq.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. Section 1320(5).

Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.